AMENDMENT NO. 1 TO SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Name of Subject Company (Issuer))

Old Second Bancorp, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

680277100

(CUSIP Number of Class of Securities)

William B. Skoglund
President and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
John E. Freechack, Esq.

Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$25,000,000	$767.50

* Estimated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934.  This calculation assumes the purchase of 833,333 shares of common stock of Old Second Bancorp, Inc. at the tender offer purchase price of $30.00 per share in cash.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $767.50	Form or Registration Number: Schedule TO
Filing Party: Old Second Bancorp, Inc.	Date Filed: April 17, 2007

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                      third party tender offer subject to Rule 14d-1.

☒                                    issuer tender offer subject to Rule 13e-4.

☐                                      going private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 17, 2007 (the “Schedule TO”) by Old Second Bancorp, Inc., a Delaware corporation.  The Schedule TO relates to the issuer tender offer by Old Second Bancorp to purchase up to 833,333 shares of its common stock, $1.00 par value per share, at a price of $30.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.  The Schedule TO, as amended and supplemented hereby, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to include herewith the Indenture between Old Second Bancorp, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee, dated as of April 30, 2007, relating to the private placement of $25,000,000 aggregated face value trust preferred securities by a trust established by Old Second Bancorp.  The issuance of the trust preferred securities closed on April 30, 2007.  As described in the Offer to Purchase, the proceeds derived from the issuance of the trust preferred securities will be used by Old Second Bancorp to finance the issuer tender offer.

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Schedule TO and the Offer to Purchase.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to file herewith Exhibit (b)(2), the Indenture between Old Second Bancorp, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee, dated as of April 30, 2007.  The Indenture was entered into in connection with the private placement of $25,000,000 aggregated face value trust preferred securities by a trust established by Old Second Bancorp.

Exhibit #	Description

(a)(1)(i)	Offer to Purchase dated April 17, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Form of Guidelines for Substitute Form W-9*
(a)(1)(iv)	Notice of Guaranteed Delivery*
(a)(1)(v)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(vi)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(vii)	Form of letter to shareholders dated April 17, 2007 from the President and Chief Executive Officer of Old Second Bancorp*
(a)(1)(viii)	Form of letter to participants in Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust*
(a)(1)(ix)	Question and Answers Brochure*
(a)(1)(x)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*

(b)(1)

Promissory note made to the benefit of M&I Marshall & Ilsley Bank (filed as Exhibit 10.4 to Old Second Bancorp, Inc.’s 10-K filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference)

(b)(2)	Indenture between Old Second Bancorp, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee, dated as of April 30, 2007**
(d)(1)

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (filed as an exhibit to Old Second Bancorp, Inc.’s S-8 filed with the Securities and Exchange Commission on June 9, 2000 and incorporated herein by reference)

(d)(2)

Form of Compensation and Benefits Assurance Agreements for Executives (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s 10-Q filed with the Securities and Exchange Commission on November 8, 2006 and incorporated herein by reference)

(d)(3)

Old Second Bancorp, Inc. 2002 Long Term Incentive Plan (filed as Exhibit A to Old Second Bancorp, Inc.’s DEF 14A filed with the Securities and Exchange Commission on March 12, 2002 and incorporated herein by reference)

(d)(4)

Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 and incorporated herein by reference)

(g)	None.
(h)	None.

*  Previously filed.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2007

Old Second Bancorp, Inc.

by:	/s/ William B. Skoglund
William B. Skoglund
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit #	Description
(a)(1)(i)	Offer to Purchase dated April 17, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Form of Guidelines for Substitute Form W-9*
(a)(1)(iv)	Notice of Guaranteed Delivery*
(a)(1)(v)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(vi)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(vii)	Form of letter to shareholders dated April 17, 2007 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp*
(a)(1)(viii)	Form of letter to participants in Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust*
(a)(1)(ix)	Questions and Answers Brochure*
(a)(1)(x)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(b)(1)

Promissory note made to the benefit of M&I Marshall & Ilsley Bank (filed as Exhibit 10.4 to Old Second Bancorp, Inc.’s 10-K filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference)

(b)(2)	Indenture between Old Second Bancorp, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee, dated as of April 30, 2007**
(d)(1)

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (filed as an exhibit to Old Second Bancorp, Inc.’s S-8 filed with the Securities and Exchange Commission on June 9, 2000 and incorporated herein by reference)

(d)(2)

Form of Compensation and Benefits Assurance Agreements for Executives (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s 10-Q filed with the Securities and Exchange Commission on November 8, 2006 and incorporated herein by reference)

(d)(3)

Old Second Bancorp, Inc. 2002 Long Term Incentive Plan (filed as Exhibit A to Old Second Bancorp, Inc.’s DEF 14A filed with the Securities and Exchange Commission on March 12, 2002 and incorporated herein by reference)

(d)(4)

Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 and incorporated herein by reference)

(g)	None.
(h)	None.

*  Previously filed

** Filed herewith